FILED BY Ashford Inc.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: Ashford Inc.

REGISTRATION STATEMENT NO. 333-197191

14185 DALLAS PARKWAY
SUITE 1100
DALLAS, TEXAS 75254
(972) 490-9600
FAX (972) 490-9605

November 4, 2014

[Name & Address]

Ashford Inc. has announced an extension of the expiration date for the previously announced exchange offer, whereby Ashford Inc. is offering to exchange up to 357,080 shares of its common stock for outstanding common units of Ashford Hospitality Advisors LLC (“Ashford LLC”) that are validly tendered and not validly withdrawn.  The exchange offer will expire at 12:00 midnight, New York City time, on November 11, 2014, unless we extend it further.

Enclosed is a brief Prospectus Supplement related to the exchange offer, as filed with the Securities and Exchange Commission.  The exchange offer is being made and is subject to the terms and conditions set forth in the Prospectus, dated October 8, 2014, as supplemented by the enclosed Prospectus Supplement, dated October 28, 2014, and you should read carefully the terms and conditions of the exchange offer described therein before making an investment decision.

As of the date of this letter, 14,247,200 Ashford LLC common units have been tendered for exchange and not validly withdrawn (representing 72.6% of the Ashford LLC common units eligible for exchange).

If you would like to tender your Ashford LLC common units, you must deliver a properly completed and duly executed letter of transmittal as described in the Prospectus under “The Exchange Offer—Procedures for Tendering.”  If you require assistance or additional information, please contact me at the following address or phone number:

David Brooks

Ashford Inc.

14185 Dallas Parkway, Suite 1100

Dallas, TX  75254

(972) 778-9207

Sincerely,

David A. Brooks

IF YOU HAVE NOT YET TENDERED YOUR ASHFORD LLC COMMON UNITS, BUT WOULD LIKE TO DO SO, PLEASE CONTACT DAVID A. BROOKS DIRECTLY AT (972) 778-9207.

Additional Information and Where to Find It

Ashford Inc. has filed with the SEC a registration statement on Form S-4 that includes the Prospectus and the Prospectus Supplement.  The Prospectus and the Prospectus Supplement contain important information about the exchange offer, Ashford Inc., Ashford Hospitality Advisors LLC (“Ashford LLC”) and related matters.  Ashford Inc. has delivered the Prospectus and the Prospectus Supplement to holders of Ashford LLC common units.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION.  This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities.  The offer will be made solely by the Prospectus, as supplemented by the Prospectus Supplement.

Holders of Ashford LLC common units may obtain the Prospectus, the Prospectus Supplement and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C.  20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Holders of Ashford LLC common units may also obtain copies of the Prospectus, the Prospectus Supplement and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates.  The SEC also maintains a website that contains reports and other information that Ashford Inc. files electronically with the SEC.  The address of that website is http://www.sec.gov.

Documents filed by Ashford Inc. with the SEC are also available from Ashford Inc. without charge to security holders upon written or oral request. Documents filed by Ashford Inc. with the SEC may be obtained by requesting them in writing or by telephone at the following address:

Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254
Attention: Investor Relations
Telephone: (972) 490-9600

In order to receive timely delivery of those materials, you must make your requests no later than two business days before expiration of the exchange offer.